SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ClearOne Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

185060100

(CUSIP Number)

E. Bryan Bagley

1470 Arlington Drive

Salt Lake City, Utah 84103

Tel. (801) 450-3605

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) (g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 185060100

1	Names of Reporting Persons. E. Bryan Bagley
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds Other
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) Not applicable
6	Citizenship or Place of Organization U.S.
Number of Shares	7	Sole Voting Power 109,176
Beneficially Owned by	8	Shared Voting Power 3,270,889 (1)
Each Reporting	9	Sole Dispositive Power 109,176
Person With	10	Shared Dispositive Power 3,270,889 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,380,065 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percentage of Class Represented by Amount in Row (11) 20.4%
14	Type of Reporting Person (See Instructions) IN

(1) Includes 2,252,636 shares of common stock that Mr. Bagley may be deemed to beneficially own because he has shared voting power and shared dispositive power as one of four co-trustees of the E. Dallin Bagley Irrevocable Trust, 11,262 shares of common stock that are owned by Mr. Bagley’s children and 1,006,991 shares of common stock that are owned by other trusts where Mr. Bagley acts as a trustee. The shares held by the referenced trusts may also be deemed to be beneficially owned by the other trustees and beneficiaries of said trusts.

CUSIP No. 185060100

1	Names of Reporting Persons. Lisa B. Higley
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds Other
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) Not applicable
6	Citizenship or Place of Organization U.S.
Number of Shares	7	Sole Voting Power 7,475
Beneficially Owned by	8	Shared Voting Power 2,252,636 (1)
Each Reporting	9	Sole Dispositive Power 7,475
Person With	10	Shared Dispositive Power 2,252,636 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,260,111 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percentage of Class Represented by Amount in Row (11) 13.6%
14	Type of Reporting Person (See Instructions) IN

(1) Includes 2,252,636 shares of common stock that Lisa B. Higley may be deemed to beneficially own because she has shared voting power and shared dispositive power as one of four co-trustees of the E. Dallin Bagley Irrevocable Trust. These shares may also deemed to be beneficially owned by the other trustees of said trusts.

CUSIP No. 185060100

1	Names of Reporting Persons. Carolyn C. Bagley
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds Other
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) Not applicable
6	Citizenship or Place of Organization U.S.
Number of Shares	7	Sole Voting Power 355,257
Beneficially Owned by	8	Shared Voting Power 2,252,636 (1)
Each Reporting	9	Sole Dispositive Power 355,257
Person With	10	Shared Dispositive Power 2,252,636 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,607,893 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percentage of Class Represented by Amount in Row (11) 15.7%
14	Type of Reporting Person (See Instructions) IN

(1) Includes 2,252,636 shares of common stock that Carolyn C. Bagley may be deemed to beneficially own because she has shared voting power and shared dispositive power as one of four co-trustees of the E. Dallin Bagley Irrevocable Trust. These shares may also deemed to be beneficially owned by the other trustees of said trusts.

CUSIP No. 185060100

1	Names of Reporting Persons. Amanda B. Krejci
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds Other
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) Not applicable
6	Citizenship or Place of Organization U.S.
Number of Shares	7	Sole Voting Power 4,436
Beneficially Owned by	8	Shared Voting Power 2,252,636 (1)
Each Reporting	9	Sole Dispositive Power 4,436
Person With	10	Shared Dispositive Power 2,252,636 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,257,072 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percentage of Class Represented by Amount in Row (11) 13.6%
14	Type of Reporting Person (See Instructions) IN

(1) Includes 2,252,636 shares of common stock that Lisa B. Higley may be deemed to beneficially own because she has shared voting power and shared dispositive power as one of four co-trustees of the E. Dallin Bagley Irrevocable Trust. These shares may also deemed to be beneficially owned by the other trustees of said trusts.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, par value $.001 per share (the “Common Stock”), of ClearOne Inc., a Utah corporation (the “Company”). The Company’s principal executive offices are located at 5225 Wiley Post Way, Suite 500, Salt Lake City, Utah 84116.

Item 2. Identity and Background

(a) Name

This statement is being jointly filed by E. Bryan Bagley, Lisa B. Higley, Carolyn C. Bagley and Amanda B. Krejci.

(b) Residence or business address

E. Bryan Bagley’s address is 1470 Arlington Drive, Salt Lake City, Utah 84103.

Lisa B. Higley’s address is 2224 Dallin Street, Salt Lake City, Utah 84109.

Carolyn C. Bagley’s address is 2350 Oakhill Drive, Salt Lake City, Utah 84121.

Amanda B. Krejci’s address is 1847 Charleston Lane, Salt Lake City, Utah 84121.

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted

E. Bryan Bagley is principally self-employed as an investor at the address listed in Item 2(b) above.

Lisa B. Higley is principally self-employed as a CPA at the address listed in Item 2(b) above.

Carolyn C. Bagley is retired.

Amanda B. Krejci is principally self-employed as an investor at the address listed in Item 2(b) above.

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case.

Not applicable.

(e) Whether of not, during the last five years, such person was a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order

Not applicable.

(f) Citizenship.

Each reporting person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The Common Stock was acquired, in part, by gift, and, in part, with borrowed funds. The information in Item 5 is hereby incorporated by reference.

Item 4.    Purpose of Transaction

The reporting persons acquired the Common Stock for investment purposes.

In pursuing such investment purposes, the reporting persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at such times, and in such manner, as each reporting person deems advisable to benefit from changes in market prices of the Common Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, each reporting person may routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of each such reporting person and other investment considerations. The reporting persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, investment and financing professionals, sources of credit and other investors.  Such factors and discussions may materially affect, and result in, one or more reporting persons modifying his ownership of Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance, board of directors, capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Each reporting person reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to the investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all the Common Stock beneficially owned by the reporting person, in the public market or privately negotiated transactions.  Each reporting person may at any time reconsider and change his plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer

(a)          As of the date hereof, Carolyn C. Bagley, E. Bryan Bagley, Amanda B. Krejci and Lisa B. Higley act as Trustees of the E. Dallin Bagley Irrevocable Trust (the “EDBIT”). 2,252,636 shares of Common Stock are owned in the EDBIT.

E. Bryan Bagley may be the beneficial owner of 3,380,065 shares of Common Stock, representing approximately 20.4% of the Issuer’s outstanding Common Stock based on the 16,613,070 shares of Common Stock as of December 4, 2018. This number includes 2,252,636 shares of Common Stock as a result of his position of Trustee in the EDBIT, 11,262 shares owned by Mr. Bagley’s children and 1,006,991 shares that are owned by other trusts where Mr. Bagley acts as a trustee.

Lisa B. Higley may be the beneficial owner of 2,260,111 shares of Common Stock, representing approximately 13.6% of the Issuer’s outstanding Common Stock based on the 16,613,070 shares of Common Stock as of December 4, 2018. This number includes 2,252,636 shares of Common Stock as a result of her position of Trustee in the EDBIT.

Carolyn C. Bagley may be the beneficial owner of 2,607,893 shares of Common Stock, representing approximately 15.7% of the Issuer’s outstanding Common Stock based on the 16,613,070 shares of Common Stock as of December 4, 2018. This number includes 2,252,636 shares of Common Stock as a result of her position of Trustee in the EDBIT.

Amanda B. Krejci may be the beneficial owner of 2,257,072 shares of Common Stock, representing approximately 13.6% of the Issuer’s outstanding Common Stock based on the 16,613,070 shares of Common Stock as of December 4, 2018. This number includes 2,257,072 shares of Common Stock as a result of her position of Trustee in the EDBIT.

(b)	Number of shares of Common Stock as to which E. Bryan Bagley has:

(i) Sole power to vote or direct the vote:  109,176

(ii) Shared power to vote or direct the vote: 3,270,889

(iii) Sole power to dispose or direct the disposition: 109,176

(iv) Shared power to dispose or direct the disposition: 3,270,889

Number of shares of Common Stock as to which Lisa B. Higley has:

(i) Sole power to vote or direct the vote: 7,475

(ii) Shared power to vote or direct the vote: 2,252,636

(iii) Sole power to dispose or direct the disposition: 7,475

(iv) Shared power to dispose or direct the disposition: 2,252,636

Number of shares of Common Stock as to which Carolyn C. Bagley has:

(i) Sole power to vote or direct the vote:  355,257

(ii) Shared power to vote or direct the vote: 2,252,636

(iii) Sole power to dispose or direct the disposition:  355,257

(iv) Shared power to dispose or direct the disposition: 2,252,636

Number of shares of Common Stock as to which Amanda B. Krejci has:

(i) Sole power to vote or direct the vote:  4,436

(ii) Shared power to vote or direct the vote: 2,252,636

(iii) Sole power to dispose or direct the disposition:  4,436

(iv) Shared power to dispose or direct the disposition: 2,252,636

(c)         During the sixty (60) days immediately prior to the date of this Report, the reporting persons have engaged in the following transactions with respect to the Common Stock: (i) on December 4, 2018 E. Bryan Bagley, Lisa B. Higley, Carolyn C. Bagley and Amanda B. Krejci, as Trustees of the EDBIT acquired 1,452,636 shares of Common Stock in a registered rights offering sponsored by the Company at a price of $1.20 per share; (ii) on December 4, 2018 Carolyn C. Bagley acquired 229,091 shares of Common Stock in a registered rights offering sponsored by the Company at a price of $1.20 per share; (iii) on December 4, 2018 E. Bryan Bagley acquired 70,403 shares of Common Stock in a registered rights offering sponsored by the Company at a price of $1.20 per share, (iv) on December 4, 2018 trusts for whom Mr. Bagley acts as a trustee acquired 606,905 shares of Common Stock in a registered rights offering sponsored by the Company at a price of $1.20 per share, and (v) on December 4, 2018 Mr. Bagley’s children acquired 7,262 shares of Common Stock in a registered rights offering sponsored by the Company at a price of $1.20 per share.

(d)         No person, other than the identified reporting persons, has the power to direct the receipt of dividends on and the proceeds of sales on the shares of Common Stock beneficially owned by the respective reporting persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except for the trusts referenced above, the reporting persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Materials to be Filed as Exhibits

Exhibit 1            Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2018 Dated: December 10, 2018 Dated: December 10, 2018 Dated: December 10, 2018	/s/ E. Bryan Bagley E. Bryan Bagley /s/ Lisa B. Higley Lisa B. Higley /s/ Carolyn C. Bagley Carolyn C. Bagley /s/ Amanda B. Krejci Amanda B. Krejci

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of December 10, 2018, is by and among E. Bryan Bagley, Lisa B. Higley, Carolyn C. Bagley and Amanda B. Krejci (collectively, the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D with respect to shares of Common Stock, par value $.001 per share, of ClearOne Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13D (and any amendments thereto) on behalf of each of the Filers, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon seven days prior written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

Dated: December 10, 2018 Dated: December 10, 2018 Dated: December 10, 2018 Dated: December 10, 2018	/s/ E. Bryan Bagley E. Bryan Bagley /s/ Lisa B. Higley Lisa B. Higley /s/ Carolyn C. Bagley Carolyn C. Bagley /s/ Amanda B. Krejci Amanda B. Krejci